FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F    X    Form 40-F
                                    -----             -----

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commis-
 sion pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                           Yes                No   X
                               -----             -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A press release on announcement of tariff adjustments, made on June 24, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             -----------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     June 24, 2004


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                              [Graphic Omitted]

To: Business Editor
[For Immediate Release]

                       Huaneng Power International, Inc.
                         Announces Tariff Adjustments

(Beijing, the PRC, June 24, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced tariff adjustments of two of its power plants.

In accordance with the recent documents received from the National Development and Reform Commission in respect of tariff adjustments for the northeastern power grid, the on-grid tariffs (including VAT) for two of the Companys power plants located in Northeast China are to be adjusted as follows:


------------------|--------------------------|-------------------------|---------------------|----------------|
Power Plant       |Approved Tariff           |Number of Utilisation    |Tariff Adjustment    |Effective Date  |
                  |Adjustment                |Hours Corresponding to   |for Excessive        |                |
                  |                          |Approved Tariff          |Generation           |                |
------------------|--------------------------|-------------------------|---------------------|----------------|
Dalian Power      |Adjusted from RMB321/MWh  |Existing 4,000 hours to  |Adjusted from        |June 25, 2004   |
Plant             |to RMB323/MWh             |remain unchanged         |RMB225/MWh to        |                |
                  |                          |                         |RMB230/MWh           |                |
------------------|--------------------------|-------------------------|---------------------|----------------|
Dandong Power     |Adjusted from RMB330/MWh  |Existing 4,000 hours to  |Adjusted from        |June 25, 2004   |
Plant             |to RMB332/MWh             |remain unchanged         |RMB215/MWh to        |                |
                  |                          |                         |RMB230/MWh           |                |
------------------|--------------------------|-------------------------|---------------------|----------------|

The tariff adjustments will result in an increase of the overall average settled tariff, and will lead to certain increase of the annual income of the Company.

Currently, the Company wholly owns 14 power plants and has controlling interests in five power plants. Among these 19 power plants, 17 are subject to tariff adjustments. For the remaining two: Shantou Oil-fired Power Plant is not subject to tariff adjustment, and Qinbei Power Plant is currently under construction.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.

                                    - End -

For enquiries, please contact:
Ms Meng Jing / Ms Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms Christy Lai / Ms Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241